EXHIBIT 99.1

EVS Receives $0.8 Million Order From a Large US Textile Manufacturer

CAESAREA, Israel, May 11, 2015 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile and technical webs, announced today that it has received an order amounting to $0.8 million from a leading US-based fabric, textile and composite material manufacturer.

Sam Cohen, CEO of EVS, commented, "We are very proud of this significant milestone order from our US operation. This order, consisting of multiple Shade Variation Analyzer (SVA) units, with IQ-TEX4 automatic inspection systems, represents an essential combination for manufacturers to compete in today's high speed, quality critical textile environment. Not only does this order also highlight the recent upswing in sales for our core products, but it proves again that real business is about developing and cultivating true long-term win-win partnerships."

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems have become critical components for hundreds of leading, global fabric and web manufacturers who hold world-class quality as a top priority.

This press release and other releases are available on www.evs.co.il.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

CONTACT: Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il

         Investor Relations Contact:
         Ehud Helft, Kenny Green
         Tel: +1 646 201 9246
         evs@gkir.com